16004377

P.E. 12/31/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2015

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to

Commission file number: 001-11967

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Bank Plaza, Lake Success, New York 11042-1085

REQUIRED INFORMATION

Item 1.	Not Applicable.
Item 2.	Not Applicable.
Item 3.	Not Applicable.
Item 4.	Audited Statements of Net Assets Available for Plan Benefits of the Astoria Bank 401(k) Plan at December 31, 2015 and 2014 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended are attached hereto as Exhibit 1.
Exhibit 1.	Astoria Bank 401(k) Plan Audited Financial Statements and Supplemental Schedule as of and for the years ended December 31, 2015 and 2014.
Exhibit 2.	Consent of KPMG LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Bank 401(k) Plan
(Name of Plan)

Josie Callari

Josie Callari, Plan Administrator

Dated: June 24, 2016

EXHIBIT INDEX

Sequential Page No.

EXHIBIT NO. 1

ASTORIA BANK 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTORIA BANK
401(k) PLAN

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the Astoria Bank
401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Astoria Bank 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

New York, New York
June 24, 2016

ASTORIA BANK
401(k) PLAN

Statements of Net Assets Available for Plan Benefits

	At December 31, 2015	At December 31, 2014
Assets:		
Investments at fair value:		
PRIAC pooled separate accounts	$ 83,693,967	$ 77,191,497
Astoria Financial Corporation common stock	104,655,688	99,178,870
Total investments at fair value	188,349,655	176,370,367
Fully benefit responsive investment contracts at contract value:		
PRIAC guaranteed accounts	46,407,642	46,915,222
Notes receivable from participants	5,220,057	4,713,449
Employer contributions receivable	84,774	51,755
Net assets available for plan benefits	$ 240,062,128	$ 228,050,793

See accompanying notes to financial statements.

ASTORIA BANK
401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Years Ended December 31,	
	2015	**2014**
Additions to assets attributed to:		
Investment income:		
Interest	$ 867,782	$ 772,738
Dividends	1,106,910	995,535
Net appreciation (depreciation) in fair value of investments	17,207,388	(1,837,832)
Total investment income (loss)	19,182,080	(69,559)
Interest on notes receivable from participants	155,543	124,250
Participants' contributions	8,104,369	7,241,418
Employer contributions	3,940,389	2,203,535
Participants' diversification from the ESOP	—	688,216
Total additions	31,382,381	10,187,860
Deductions from assets attributed to:		
Benefits paid to participants	19,273,555	24,675,984
Administrative expenses	97,491	30,546
Total deductions	19,371,046	24,706,530
Net increase (decrease) in net assets before assets merged from ESOP	12,011,335	(14,518,670)
Transfer of assets merged from ESOP	—	140,094,545
Net increase in net assets	12,011,335	125,575,875
Net assets available for plan benefits:		
Beginning of year	228,050,793	102,474,918
End of year	$ 240,062,128	$ 228,050,793

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Astoria Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all eligible employees of Astoria Bank (the Bank) and administered by a committee (the Plan Administrator) comprised of members of the Bank's senior management. The parent of the Bank is Astoria Financial Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's custodian and record keeper is Prudential Retirement Insurance and Annuity Company (PRIAC) and the Plan's trustee is Prudential Bank & Trust Company, FSB, both of which are subsidiaries of Prudential Retirement, Inc.

The Bank, Astoria Financial Corporation, Prudential Retirement, Inc., Prudential Bank & Trust Company, FSB, and PRIAC are parties-in-interest,, as defined by ERISA, and any transactions therewith qualify as related party transactions.

On April 1, 2014, the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) was terminated and merged into the Plan. The aggregate fair value of participants' balances in the ESOP transferred into the Plan in connection with the merger was $140,094,545, including 7,566,017 shares of Astoria Financial Corporation common stock with a fair value of $106,075,558 and the PRIAC Guaranteed Income Fund with a fair value of $34,018,987. Participants' stock account balances in the ESOP were transferred to the Astoria Financial Corporation common stock fund and participants' account balances in the PRIAC Guaranteed Income Fund in the ESOP were transferred to the PRIAC Guaranteed Income Fund within the Plan.

(b) Eligibility and Participation

Full-time and part-time employees are eligible to participate in the Plan immediately upon employment provided they are at least 21 years of age. The Plan automatically enrolls all eligible employees who have not properly notified the Plan Administrator of their intent not to participate.

(c) Contributions

The Plan allows participants to contribute from 1% to 30% of their eligible compensation up to a maximum of $18,000 and $17,500 for the years ended December 31, 2015 and 2014, respectively. Participants attaining 50 years of age or who are over 50 years of age prior to the end of a calendar year may elect to contribute an additional amount of up to $6,000 and $5,500 for the years ended December 31, 2015 and 2014, respectively, in tax deferred savings, known as "catch-up contributions," for such years. A default contribution rate of 3% of eligible compensation is set for automatically enrolled participants. The default contribution rate for each participant is automatically increased by 1% annually, on each participant's automatic increase date, until the participant's contribution rate equals or exceeds 6% of eligible compensation. The Plan previously allowed

Continued

certain vested participants in the ESOP to make transfers from their stock and/or cash account balances in the ESOP to the Plan. During the year ended December 31, 2014, a total of $688,216 was transferred from the ESOP to the Plan.

Effective January 1, 2014, the Bank made matching contributions equal to 50% of participants' contributions not in excess of 6% of participants' eligible compensation, for a maximum matching contribution of 3% of the participants' eligible compensation. Effective January 1, 2015, the Bank makes matching contributions equal to 100% of participants' contributions up to 3% of participants' eligible compensation plus 50% of participants' contributions over 3% but not in excess of 6% of participants' eligible compensation for a maximum matching contribution of 4.5% of the participants' eligible compensation.

(d) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, allocation of the Bank's contribution and plan earnings. Each participant elects, in increments of 1%, the manner in which their contributions are invested by making investment directions. If no such direction is made by the participant, the Plan Administrator will invest the participant's account in a qualified default investment alternative until the participant does make such a direction with respect to their account. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) ***Vesting and Forfeitures***

Participants have a fully vested interest in their contributions and earnings thereon. Participants become 100% vested in Bank matching contributions after one year of service. Regardless of the participant's years of vesting service, their account will become 100% vested if they should die or attain age 65 while working for the Bank.

Any Bank matching contributions forfeited by reason of failure to vest may be used by the Plan to pay its expenses. For the years ended December 31, 2015 and 2014, $1,144 and $18,046, respectively, of forfeitures were used to pay expenses of the Plan. As of December 31, 2015, there were no forfeitures remaining to pay future expenses of the Plan.

(f) ***Plan Benefits and Distributions***

Upon a participant's termination from the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balance in a single lump sum payment.

Upon a participant's termination from the Plan for reasons other than retirement, disability or death, benefits will be distributed in one lump sum or in two or more partial payments. Participants with balances of less than $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment and may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover. If the participant fails to make a timely election and has a balance of $1,000 or more, the Plan Administrator will pay the distribution in a direct rollover to an Individual Retirement Account designated by the Plan Administrator. Participants with balances of less than $1,000 that fail to make a timely election will be paid directly in a single lump sum payment.

Continued

During employment, participants may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59½. A participant's right to make deferrals to the Plan is suspended for six months after the receipt of a hardship withdrawal.

(g) ***Notes Receivable from Participants***

A participant may request up to two loans from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans must be repaid within 5 years, except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. Interest received on an outstanding participant loan is transferred into the participant's account based on their elected percentage allocation of the available investments. Principal and interest is paid ratably through bi-weekly payroll deductions. The interest rate is determined at the time of the loan at a rate equal to prime. Outstanding loans to participants were at interest rates between 3.25% and 7.50% at December 31, 2015 and 2014, with terms ranging from one to fifteen years.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The Plan's significant accounting policies are as follows:

(a) ***Basis of Presentation***

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on the Plan Administrator's best estimate and judgment. The Plan Administrator evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment. The Plan Administrator adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments in PRIAC pooled separate accounts consist of equity securities and bonds held in pooled separate accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled separate accounts.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, which is the closing market price obtained from the New York Stock Exchange.

The Plan's investments in PRIAC guaranteed accounts represent investments in two accounts managed by PRIAC, the Guaranteed Income Fund and the Guaranteed Short-Term Account, with guarantees against loss of principal and as to future return.

Continued

The Plan's investments in the PRIAC guaranteed accounts are fully benefit-responsive and are reported at contract value on the Statements of Net Assets Available for Plan Benefits. The concept of value other than contract value does not apply to the PRIAC guaranteed accounts even upon discontinuance of the contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. There are no specific securities in the guaranteed accounts that back the liabilities of the annuity contracts, therefore the guaranteed accounts are not traditional guaranteed investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting of the Guaranteed Income Fund and on a monthly basis for resetting of the Guaranteed Short-Term Account. When establishing interest crediting rates for the guaranteed accounts, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract for the Guaranteed Income Fund is 1.50%. The crediting interest rate was 1.95% for the period from July 1, 2015 through December 31, 2015, 1.85% for the period from January 1, 2015 through June 30, 2015, 1.85% for the period from July 1, 2014 through December 31, 2014 and 1.95% for the period from January 1, 2014 through June 30, 2014. The minimum crediting rate under the contract for the Guaranteed Short-Term Account is based on the average yield of three-month Treasury Bills over the 90 days preceding the rate determination date, less 0.75%, but not less than 0.00% and not greater than 1.50%. The crediting interest rate for the Guaranteed Short-Term Account was 0.90% for the years ended December 31, 2015 and 2014.

Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. There are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value.

See Note 5, "Fair Value Measurements," for further detail on investment valuations.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income includes current earnings from investments and net changes in the fair value of investments, consisting of the net unrealized appreciation or depreciation in assets and any realized gains and losses on investments sold during the period. For PRIAC pooled separate accounts, investment advisors are reimbursed for costs incurred and receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

(d) ***Notes Receivable from Participants***

Notes receivable from participants are reported separately from Plan investments and carried at their unpaid principal balance plus any accrued but uncollected interest.

Continued

(e) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(f) Impact of New Accounting Standards and Interpretations

In June 2015, the FASB issued Accounting Standards Update (ASU) 2015-10, *Technical Corrections and Improvements*, that addresses a variety of matters including a refinement of the definition of an equity security that has a readily determinable fair value. Paragraph 30 of the ASU amends the master glossary term, readily determinable fair value, in part as follows: An equity security has a readily determinable fair value if it meets any of the following conditions … (c) The fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions.

Paragraph 30 of the ASU became effective upon issuance. This refinement has resulted in the reclassification of the PRIAC pooled separate account held by the Plan from level 2 to level 1 of the fair value hierarchy for the year ended December 31, 2015 and was also applied retrospectively in the fair value hierarchy for the year ended December 31, 2014.

In July 2015, the FASB issued ASU 2015-12, *(Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.* ASU 2015-12 (1) requires defined contribution plans to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies certain investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient on a month-end date that is nearest to the fiscal year end, when the fiscal year end does not coincide with a month-end. The simplified investment disclosure in Part II eliminates the following disclosures previously required: (a) disaggregation of investments by nature, risks and characteristics; (b) individual investments that represent five percent or more of net assets available for benefits; and (c) net appreciation or depreciation of investments by general type. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. Part I and II are required to be applied retrospectively and Part III is required to be applied prospectively.

Management elected to early adopt the Part I provisions of ASU 2015-12 relating to reporting fully benefit-responsive investments at contract value as of December 31, 2015. The 2014 financial statements and disclosures have also been updated to conform to the new guidance. As a result of the adoption of the new guidance, the PRIAC guaranteed accounts, that are fully benefit responsive investment contracts, are reflected at contract value on the Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014, which did not have an impact on the Plan's net assets available for plan benefits. Management is currently evaluating the impact of adopting the Part II of ASU 2015-12 on the Plan's financial statements disclosures (Part III of ASU 2015-12 is not applicable to the Plan).

(g) Reclassification

Certain amounts in the accompanying 2014 financial statements have been reclassified to conform to the 2015 presentation as discussed in note 2(f).

Continued

(3) Risks and Uncertainties

The Plan offers a number of investment options including Astoria Financial Corporation common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria Financial Corporation common stock.

The Plan invests indirectly in securities with contractual cash flows, such as mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

At December 31, 2015 and 2014, approximately 44% and 43% of the Plan's net assets were invested in the common stock of Astoria Financial Corporation. The underlying value of the common stock is entirely dependent upon the performance of the Astoria Financial Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the common stock in the near term could materially affect participants account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

(4) Investments

The following table sets forth the Plan's investments that represent 5% or more of the Plan's net assets available for plan benefits at the dates indicated.

	At December 31,	
	2015	2014
Astoria Financial Corporation common stock	$ 104,655,688	$ 99,178,870
PRIAC Guaranteed Income Fund	44,199,375	45,186,363
PRIAC Large Cap Value/LSV Asset Management	16,405,541	16,977,006

The Plan's investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows for the years indicated.

	For the Years Ended December 31,	
	2015	2014
PRIAC pooled separate accounts	$ 231,715	$ 3,964,653
Astoria Financial Corporation common stock	16,975,673	(5,802,485)
Net appreciation (depreciation) in fair value of investments	$ 17,207,388	$ (1,837,832)

Continued

(5) Fair Value Measurements

The Plan uses fair value measurements to record fair value adjustments to Plan assets and to determine fair value disclosures. The Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based on quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Such unobservable assumptions reflect estimates of assumptions market participants would use in pricing the instrument. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the instrument.

Fair values are based on the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, with additional considerations when the volume and level of activity for an asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. U.S. GAAP requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

PRIAC pooled separate accounts

The fair value of the Plan's investment in PRIAC pooled separate accounts is based on the fair value of the underlying securities included in the pooled accounts, which consist of equity securities and bonds. The Plan's investment in these accounts is represented by units and a per unit value. The unit values are calculated by PRIAC and fair value is reported at unit value which is priced daily. For the underlying equity securities, PRIAC obtains closing market prices for those securities traded on a national exchange. For bonds, PRIAC obtains prices from a third party pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes and issuer spreads. Prices are reviewed by PRIAC and are challenged if PRIAC believes the price is not reflective of fair value. There are no restrictions as to the redemption of these pooled separate accounts nor does the Plan have any contractual obligations to further invest in any of the individual pooled separate accounts. These investments are classified as Level 1.

Astoria Financial Corporation common stock

The fair value of the Plan's investment in Astoria Financial Corporation common stock is obtained from a quoted market price in an active market and, as such, is classified as Level 1.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There are no changes in methodologies used at December 31, 2015 and

Continued

2014 and there were no transfers between levels for the year ended December 31, 2015, except for the reclassifications disclosed in note 2(f).

The following tables set forth the carrying values of the Plan's assets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at the dates indicated.

	Fair Value at December 31, 2015			
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts:				
Large cap equity funds	$ 32,908,804	$ -	$ -	$ 32,908,804
Mid cap equity funds	7,345,332	-	-	7,345,332
Small cap equity funds	15,357,896	-	-	15,357,896
International and global equity funds	13,514,763	-	-	13,514,763
Bond funds	10,745,737	-	-	10,745,737
Balanced (equity/bond) funds	3,821,435	-	-	3,821,435
Astoria Financial Corporation common stock	104,655,688	-	-	104,655,688
Total	$ 188,349,655	$ -	$ -	$ 188,349,655

	Fair Value at December 31, 2014			
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts:				
Large cap equity funds	$ 31,346,257	$ -	$ -	$ 31,346,257
Mid cap equity funds	7,144,075	-	-	7,144,075
Small cap equity funds	14,684,758	-	-	14,684,758
International and global equity funds	11,220,689	-	-	11,220,689
Bond funds	8,884,458	-	-	8,884,458
Balanced (equity/bond) funds	3,911,260	-	-	3,911,260
Astoria Financial Corporation common stock	99,178,870	-	-	99,178,870
Total	$ 176,370,367	$ -	$ -	$ 176,370,367

(6) Administrative Expenses

The Bank pays investment and administrative expenses charged to the Plan by PRIAC, except to the extent the Bank elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2015 and 2014, $97,491 and $30,546, respectively, of expenses were paid from the Plan's assets. PRIAC is a party-in-interest of the Plan and thus the payment of administrative expenses to PRIAC represents related party transactions.

(7) Plan Termination

Although the Bank has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in Bank matching contributions.

(8) Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated September 24, 2012 stating the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter in 2012, the Plan Administrator believes that the Plan and related trust are designed and are currently being

Continued

operated in compliance with the applicable requirements of the IRC and are currently operating such that the trust's tax exempt status has been maintained.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Plan made an application to the Internal Revenue Service for an updated determination letter on February 1, 2016. The Plan has no reason to believe that it will not receive a favorable determination letter.

The Internal Revenue Service recently completed an audit for the 2013 plan year with no findings or changes.

(9) Subsequent Events

On October 28, 2015, Astoria Financial Corporation entered into an Agreement and Plan of Merger, or the Merger Agreement, with New York Community Bancorp, Inc., a Delaware corporation, or NYCB. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Astoria Financial Corporation will merge with and into NYCB, with NYCB as the surviving corporation in the merger, such merger referred to as the Merger. Immediately following the Merger, Astoria Financial Corporation's wholly owned subsidiary, Astoria Bank, will merge with and into NYCB's wholly owned subsidiary, New York Community Bank, such merger referred to as the Bank Merger. New York Community Bank will be the surviving entity in the Bank Merger.

On April 26, 2016, the stockholders of NYCB and Astoria Financial Corporation adopted the Merger Agreement. All applications and notices necessary to obtain the required regulatory approvals to complete the Merger have been submitted or sent by Astoria Financial Corporation or NYCB. As of June 24, 2016, regulatory approval is pending.

The Plan evaluated events subsequent to December 31, 2015 and through June 24, 2016, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

ASTORIA BANK
401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
		Pooled separate accounts:	
*	PRIAC	Dryden S&P 500 Index Account (45,732 units)	$ 6,754,858
*	PRIAC	Janus Balanced Strategy (56,263 units)	3,821,435
*	PRIAC	Large Cap Value/LSV Asset Management (510,261 units)	16,405,541
*	PRIAC	Large Cap Growth/JP Morgan (416,606 units)	9,748,405
*	PRIAC	Small Cap Value/Silvercrest Asset Management (8,593 units)	315,450
*	PRIAC	Small Cap Growth/TimesSquare Fund (179,754 units)	10,555,537
*	PRIAC	Small Cap Value/The Boston Co. Asset Management (325,353 units)	4,486,909
*	PRIAC	Core Plus Bond/Prudential Investment Management Fund (467,154 units)	10,745,737
*	PRIAC	Mid Cap Growth/Artisan Partners (127,221 units)	3,819,465
*	PRIAC	Mid Cap Value/Wellington Management (89,912 units)	3,525,867
*	PRIAC	OFI Institutional Global Strategy (28,992 units)	3,589,807
*	PRIAC	International Blend/AQR Capital Fund (570,146 units)	9,924,956
*	Astoria Financial Corporation	Astoria Financial Corporation common stock (6,602,883 shares)	104,655,688
			188,349,655
		Fully benefit responsive investment contracts at contract value:	
*	PRIAC	Guaranteed Income Fund (875,219 units)	44,199,375
*	PRIAC	Guaranteed Short-Term Account (30,466 units)	2,208,267
			46,407,642
*	Plan participants	375 Notes receivable from participants (interest rates: 3.25% – 7.50%; terms: 1-15 years)	5,220,057
		Total Investments and Notes Receivable from Participants (Held at End of Year)	$ 239,977,354

* Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT NO. 2

Consent of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the Astoria Bank 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333- 210733) on Form S-8 of Astoria Financial Corporation of our report dated June 24, 2016, with respect to the statements of net assets available for plan benefits of the Astoria Bank 401(k) Plan (the Plan) as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Plan.

KPMG LLP

New York, New York
June 24, 2016